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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.D. Sass Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1185 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sam Friedman 212-730-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

360 Madison (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR - 3 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sam Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.D. Sass Securities, L.L.C., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA M. LANGAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6144983
Qualified in Putnam County
My Commission Expires May 01, 20 18

Signature

FINOP, Senior Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.D. SASS SECURITIES, L.L.C.

INDEX
DECEMBER 31, 2017

BERDON ACCOUNTANTS AND ADVISORS™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
M.D. Sass Securities, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M.D. Sass Securities, L.L.C. (the "Company") as of December 31, 2017, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States), (PCAOB), and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2008.

Berdon LLP

Certified Public Accountants

New York, New York
March 29, 2018

BERDON LLP | 360 Madison Avenue, New York, NY 10017 · 212.832.0400 | One Jericho Plaza, Jericho, NY 11753 · 516.931.3100 | BERDONLLP.com

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	245,923
Receivable from affiliate	951,727
Other assets	11,781
	$1,209,431

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	96,531
MEMBER'S EQUITY	1,112,900
TOTAL LIABILITIES AND MEMBER'S EQUITY	1,209,431

The accompanying notes to statement of financial condition are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

M.D. Sass Securities, L.L.C. (the "Company"), a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") was formed on September 23, 2005 primarily to act as a placement agent for various pooled onshore and offshore investment vehicles including hedge funds, private equity funds, commodity funds and fund of funds. The Company acts solely on an agency basis.

The Company is a Delaware limited liability company, taxed as a partnership and governed under a limited liability company agreement (the "Agreement"). The Agreement provides for the member's ownership, liabilities of member, transfers of interest, capital contributions, distribution to members and profit or loss allocations. The Company is scheduled to terminate on December 31, 2040 or shall be dissolved upon the occurrence of an event as set forth in the Agreement.

The liability of any member shall be limited to the amount of capital contributions which such member is required to make pursuant to the provisions of the Agreement and the member shall have no further liability to contribute money to the Company for, or in respect of, the liabilities or obligations of the Company, and shall not be personally liable for any obligations of the Company.

As of December 31, 2017, one of the partner's membership interest was acquired by the other member.

(a) Related party relationships

The Company entered into a service agreement dated January 31, 2007 with M.D. Sass Investors Services, Inc. ("Investors'), a related party registered as an investment advisor under Section 203 of the Investment Advisors Act of 1940. The Company provides broker services of marketing interests in investment funds advised by Investors ("Brokerage Services"), for which Investors and certain affiliates and former affiliates of Investors act as General Manager, Managing Member and Investment Advisor, in exchange for services and personnel to be provided by Investors ("Affiliated Services"). The service agreement calls for the Company to be compensated by Investors at an amount equal to 100.5% of all expenses incurred providing these Brokerage Services. All of the Company's expenses are primarily paid by Investors and allocated to the Company. In addition, the Company entered into a service agreement dated January 1, 2014 with Taurus Funds Management ("Taurus"), an affiliated entity, to cover expenses for Brokerage Services and administrative expenses. Taurus has agreed to pay the Company $20,000 per annum which cannot terminate except as of December 31st of any calendar year subject to the terms of the agreement.

The Company earns distribution fees for marketing and promoting investment funds of registered investment advisors affiliated or formerly affiliated with the Company to institutional clients. Generally, in consideration for these services the Company receives varying percentages of committed capital associated with such institutional clients' investment and the recognition of which is contingent upon the continued funding and participation of the investor.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a) Related party relationships (Continued)

In some cases, the Company will earn the distribution fee on committed and funded capital, payable within a certain period of each drawdown of capital with respect to such commitment.

(b) Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid money market funds with original maturities of less than 90 days. At December 31, 2017, substantially all of the cash and cash equivalents were held at one major financial institution.

(c) Income Tax

The Company is generally not taxed on its income or loss; as such taxes are the responsibility of the member. New York City, however, subjects limited liability companies to an unincorporated business tax based on income, with certain adjustments.

Generally accepted accounting principles (GAAP) requires evaluation of the tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not sustainable upon examination by the applicable taxing authorities, based on the technical merits of the tax position, and then recognizing the tax benefit that is more likely than not realizable. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's federal and state income tax returns for the years after 2013 remain subject to examination by the taxing authorities.

(d) Use of Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingencies, if any, at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act ("SEA") of 1934 ("the Rule") and has elected to compute its net capital under the Basic Method of the Rule. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 subject to a minimum net capital requirement of $6,435. At December 31, 2017, the Company had a net capital of $149,392 which was $142,957 in excess of its required net capital.

The Company is exempt from the provisions of SEA Rule 15c3-3 under Paragraph (k)(2)(i).

NOTE 3 - RELATED PARTY TRANSACTIONS

Investors, a related party through common ownership, is a registered investment advisor (see note 1(a)). Brokerage Services are provided to Investors by the Company. Substantially all expenses have been allocated to the Company from Investors in accordance with a services agreement. This agreement provides that Investors will provide various services and the use of equipment and in return the Company will provide Brokerage Services referred to above.

At December 31, 2017, included in the statement of financial condition is a net receivable of $951,727 due from Investors related to these relationships.

NOTE 4 - CONTINGENCIES

The Company was subject to a FINRA dispute resolution arbitration with an investor in funds managed by affiliates of the Company whereby the investor made a claim of approximately $346,000 plus other costs against the Company regarding, among other things, the suitability of such funds. On August 27, 2015, the Panel granted the Company's Motion to Dismiss in part with respect to all claims except claims related to one fund pursuant to FINRA Rule 12206. The Panel granted leave for the investor to refile claims relating to the specific fund but currently has not refiled claims.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2017 through March 29, 2018, the date that the financial statements were available to be issued.